UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 1)



                    ALTERMAN INVESTMENT FUND, INC.
                         (Name of Issuer)
                      Common Stock, $2.50 Par Value
                 (Title of Class of Securities)

                           021447 10 7
                         (CUSIP Number)


B. Joseph Alley, Jr., 2800 One Atlantic Center, 1201 West Peachtree Street, Atlanta, Georgia 30309-3400; (404) 873-8688
       (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                           June 20, 1995
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

1  Name of Reporting Person  S.S. or I.R.S.
   Identification No. of Above Person
                         Joanne A. Singer



2  Check the Appropriate Box if a Member of a Group

(a) / /
(b) / /


3 SEC Use Only




4 Source of Funds
                                00



5 Check Box if Disclosure of Legal Proceedings is
  Required Pursuant to Items 2(d) or 2(E) / /




6 Citizenship or Place of Organization
                             Georgia




7  Sole Voting Power
                              62,125




8  Shared Voting Power
                              20,400*




9  Sole Dispositive Power
                              62,125




10  Shared Dispositive Power
                              20,400*



11  Aggregate Amount Beneficially Owned by Each
    Reporting Person
                             82,525*



12  Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares

                            /x/


13  Percent of Class Represented by Amount in Row (11)
                              10.5%



14  Type of Reporting Person
                                IN


               SEE INSTRUCTIONS BEFORE FILLING OUT

* Includes 1,120 shares held by her husband. Ms. Alterman disclaims beneficial ownership as to these shares. Includes 19,280 shares held as Co-Trustee of three trusts established under the Will of Esther Alterman. Excludes 4,720 shares held by adult children, previously reported as beneficially owned by minor children.

          Item 1.   Security and Issuer.

     This statement relates to the Common Stock, $2.50 par value, of Alterman Investment Fund, Inc., a Delaware corporation (the
"Company"). The principal executive offices of the Company are located at:

          Suite 104
          1218 West Paces Ferry Road, N.W.
          Atlanta, Georgia  30327

Item 2.   Identity and Background.


        (a)  Joanne A. Singer is a person filing this statement.

          (b)  2793 Ridge Valley Road, N.W., Atlanta, Georgia 30327-1825.

          (c)  Housewife.  (See (b) above).

          (d)  None.

          (e)  None.

          (f)  United States.


Item 3.   Source and Amount of Funds or Other Consideration.

          On June 20, 1995, 600 shares held jointly by Herbert and Joanne Singer and 160 shares held by Herbert Singer were gifted to their adult children.


Item 4.   Purpose of Transaction.

          See Item 3 above. All transactions reported herein were gifts. The reporting persons have no plans or proposals which relate to or would result in any of the occurrences listed in the instructions to Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) and (b) See Items 7, 8, 9, 10, 11 and 13 of cover pages.

          (c)  None.

          (d)  None.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

          None.

Item 7.   Material to be Filed as Exhibits.

           (a) None

           Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Joanne A. Singer                               2/9/96
----------------                            --------------
Joanne A. Singer                                Date